August 25, 1993



First Investors Life Insurance Company
95 Wall Street
New York, NY 10005

Gentlemen/Ladies:

Please be advised the 10 shares of beneficial interest of the Utilities Income Series, a separate designated series of First Investors Series Fund, which we have today purchased from you in the aggregate amount $100.00 were purchased for investment purposes only with no present intention of redeeming or selling such shares and we do not have any intention or redeeming or selling such shares.

                                                  Very truly yours,



                                                  By: /S/Richard H. Gaebler
                                                      ---------------------
                                                         Richard H. Gaebler
                                                         President